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UNITED STATES	OMB Number:	3235-0145
SECURITIES AND EXCHANGE COMMISSION	Expires:	February 28, 2009
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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GSI Technology, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36241U106

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36241U106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Ameroc Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,728,146

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,728,146

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,728,146

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer GSI Technology, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 2360 Owen Street, Santa Clara, CA 95054

Item 2.
	(a)	Name of Person Filing Ameroc Corp.
	(b)	Address of Principal Business Office or, if none, Residence 1 F1, No. 62, Sec. 2, Huang Shan Road, Taipei, Taiwan, R.O.C.
	(c)	Citizenship British Virgin Islands
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 36241U106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Inapplicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,728,146
(b) Percent of class: 6.3%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 1,728,146
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 1,728,146
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class
Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Inapplicable

Item 8.	Identification and Classification of Members of the Group
Inapplicable

Item 9.	Notice of Dissolution of Group
Inapplicable

Item 10.	Certification
Inapplicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 19, 2009
Date
/s/ Yu-Min Wu
Signature
Yu-Min Wu, Director
Name/Title